Exhibit 99.1

QIWI ANNOUNCES SECOND QUARTER 2013 RESULTS

Adjusted Net Revenue Increases 62% to RUB 1,561 Million

Adjusted Net Profit Increases 57% to RUB 547 Million, or RUB 10.50 per share

QIWI Raises 2013 Guidance

Board of Directors Approves Dividend of $0.32 per share

MOSCOW, RUSSIA—August 27, 2013 – QIWI plc, (NASDAQ: QIWI) today announced results for the second quarter ended June 30, 2013.

Second Quarter 2013 Operating and Financial Highlights

•	Adjusted Net Revenue of RUB 1,561 million ($47.7 million), up 62% over the prior year period.

•	Adjusted EBITDA of RUB 840 million ($25.7 million), up 88% over the prior year period.

•	Adjusted EBITDA margin of 53.8%, up from 46.2% in the prior year period.

•	Adjusted Net Profit of RUB 547 million ($16.7 million), or RUB 10.50 per diluted share, up 57% over the prior year period.

•

Positive effect on the financial performance from changes to fees for inactive accounts, which amounted to RUB 224 million ($6.8 million) and constituted approximately 30% of Visa QIWI Wallet segment net revenue in the quarter. This effect, however, will not substantially affect the financial performance in the future.

•	Approximately 14.1 million Visa QIWI Wallet accounts as of June 30, 2013 (on a rolling 12 months basis), up 53% over the prior year period.

•	Visa QIWI Wallet payment volume of RUB 58.7 billion ($1.8 billion), up 80% over the prior year period.

•	QIWI Distribution payment volume of RUB 124.0 billion ($3.8 billion), up 12% over the prior year period.

“Our second quarter results reflect strong performance across our business,” said Sergey Solonin, QIWI’s chief executive officer. “During the quarter, we continued to execute on a number of our growth strategies including expanding the number of participants in our payments network, increasing the utilization of our service offerings, and driving the adoption of Visa QIWI Wallet.”

Second Quarter 2013 Results

Revenues: Adjusted Net Revenue was RUB 1,561 million ($47.7 million), representing an increase of 62% as compared to RUB 965 million in the prior year.

QIWI Distribution segment net revenue for the quarter ended June 30, 2013 was RUB 782 million ($23.9 million), representing an increase of 16% as compared to RUB 671 million for the same period in the prior year. QIWI Distribution net revenue growth was primarily driven by an increase in payment volume in active kiosks and terminals and an increase in net revenue yield primarily due to growth of value added services.

Visa QIWI Wallet segment net revenue for the quarter ended June 30, 2013, was RUB 755 million ($23.1 million), representing an increase of 185% as compared to RUB 265 million for the same period in the prior year. Visa QIWI Wallet net revenue growth was primarily driven by: (i) an increase in active accounts and payments volumes; (ii) an increase in net revenue yield; and (iii) changes to select fees for inactive accounts, which amounted to RUB 224 million ($6.8 million) and constituted approximately 30% of Visa QIWI Wallet net revenue in the quarter. The corresponding amount in the second quarter of 2012 was RUB 29 million ($0.9 million). Visa QIWI Wallet segment net revenue excluding revenue derived from inactive accounts increased in the second quarter of 2013 by 125% as compared with the same period in prior year.

Adjusted Net Revenue excluding revenue derived from inactive accounts increased in the second quarter of 2013 by 43% as compared with the same period in prior year.

Adjusted EBITDA: For the quarter ended June 30, 2013, Adjusted EBITDA was RUB 840 million ($25.7 million), representing an increase of 88% as compared to RUB 446 million for the same period in the prior year. The increase in Adjusted EBITDA was primarily driven by revenue growth in the quarter (partially driven by the aforementioned effect of fees for inactive accounts) and continued operating leverage in the business. Adjusted EBITDA excluding the effect of revenue derived from inactive accounts increased in the second quarter of 2013 by 48% as compared with the same period in prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of total Adjusted Net Revenue) improved to 53.8% from 46.2% in the prior year. Adjusted EBITDA margins excluding the effect of revenue derived from inactive accounts were 46.1% and 44.5% for the second quarter of 2013 and 2012 respectively.

Adjusted Net Profit: For the quarter ended June 30, 2013, Adjusted Net Profit was RUB 547 million ($16.7 million) or RUB 10.50 per diluted share, representing an increase of 57% as compared to RUB 349 million or RUB 6.70 per diluted share for the same period in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA, partially offset by an increase in share of loss of associates and a decline in foreign exchange gains. Adjusted Net Profit excluding the effect of revenue derived from inactive accounts (net of tax) increased in the second quarter of 2013 by 13% as compared with the same period in prior year.

Other Operating Data: For the quarter ended June 30, 2013, QIWI Distribution payment volume was RUB 124.0 billion ($3.8 billion), representing an increase of 12% as compared to RUB 110.9 billion for the same period in the prior year. The increase in payment volume in QIWI Distribution was primarily driven by an increase in Visa QIWI Wallet users reloading their wallets through the QIWI Distribution network. Average QIWI Distribution net revenue yield for the quarter ended June 30, 2013 was 0.63%, representing an increase of 2 bps as compared to 0.61% in the prior year period.

For the quarter ended June 30, 2013, Visa QIWI Wallet payment volume was RUB 58.7 billion ($1.8 billion), representing an increase of 80% as compared to RUB 32.6 billion in the prior year. The increase in payment volume in Visa QIWI Wallet resulted from several factors, including the continued increase in the number of active users and the increase in the average volume per Visa QIWI Wallet account. The number of active Visa QIWI Wallet accounts in the second quarter of 2013 was approximately 14.1 million, representing an increase of 53% compared to approximately 9.2 million in the second quarter of 2012. Average volume per Visa QIWI Wallet in the second quarter of 2013 was RUB 4,160 ($127), representing an increase of 17% compared to RUB 3,556 ($109) in the prior year period. Average Visa QIWI Wallet net revenue yield in the second quarter of 2013 was 1.29%, representing an increase of 48 bps compared to 0.81% in the second quarter 2012 or an increase of 35 bps as compared with 0.94% in the first quarter 2013. The increase in Visa QIWI Wallet net revenue yield was primarily driven by the aforementioned fee changes for inactive accounts, which contributed 0.38% to the Visa QIWI Wallet net revenue yield for the second quarter, and an increase in payment volumes associated with higher revenue generating transactions such as e-commerce. Visa QIWI Wallet net revenue yield excluding revenue from charges for inactive accounts was 0.91% in the second quarter of 2013 representing an increase of 19 bps compared to 0.72% in the second quarter 2012. QIWI expects that the revenue derived from charges for inactive accounts will not affect Visa QIWI Wallet net revenue yield to such a significant extent going forward, and the Visa QIWI Wallet net revenue yield will be affected accordingly.

Recent Developments

Dividend: QIWI announced today that following the determination of second quarter 2013 financial results its Board of Directors approved a dividend of $16,640,000.00 or $0.32 per share. The dividend record date is September 9, 2013, and QIWI intends to pay the dividend on September 10, 2013. The holders of ADSs will receive the dividend shortly thereafter.

2013 Guidance

•	Adjusted Net Revenue is expected to increase by 27% to 30% over 2012, above the previous guidance of 23% to 26%.

•	Adjusted Net Profit is expected to increase by 35% to 40% over 2012, above the previous guidance of 27% to 33%.

“Based on strong business results for the first half of 2013 we are raising our guidance for the year,” said Alexander Karavaev, QIWI’s chief financial officer.

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2013 financial results today at 8:30 a.m. EDT. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available today at 11:30 a.m. EDT and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 419310. The replay will be available until Tuesday, September 3, 2013. The call will be webcast live from QIWI’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected revenue, net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com

QIWI plc.

Interim Condensed Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31,	As of June 30,	As of June 30,
	2012 (audited)	2013 (unaudited)	2013 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	105,653	104,634	3,199
Goodwill and other intangible assets	1,975,930	1,958,601	59,880
Long-term debt instruments	616,473	759,342	23,215
Long-term loans	185,384	124,746	3,814
Investments in associates	100,436	0	0
Deferred tax assets	101,805	157,392	4,812
Other non-current assets	16,377	28,795	880

Total non-current assets	3,102,058	3,133,510	95,800

Current assets
Trade and other receivables	3,437,671	2,703,455	82,652
Short-term loans	324,086	248,284	7,591
Short-term debt instruments	1,751,119	1,747,358	53,421
Prepaid income tax	37,835	59,587	1,822
VAT and other taxes receivable	19,511	7,005	214
Cash and cash equivalents	9,943,160	5,417,890	165,639
Other current assets	93,334	145,864	4,459

Total current assets	15,606,716	10,329,443	315,798

Total assets	18,708,774	13,462,953	411,598

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	904	904	28
Additional paid-in capital	1,876,104	1,876,104	57,357
Other reserve	101,124	222,357	6,798
Retained earnings	569,317	619,217	18,931
Translation reserve	705	(799)	(24)

Total equity attributable to equity holders of the parent	2,548,154	2,717,783	83,090
Non-controlling interest	(49,311)	(74,276)	(2,271)

Total equity	2,498,843	2,643,507	80,819

Non-current liabilities
Long-term borrowings	38,762	64,769	1,980
Long-term deferred revenue	43,605	42,881	1,311
Deferred tax liabilities	44,065	67,093	2,051

Total non-current liabilities	126,432	174,743	5,342

Current liabilities
Short-term borrowings	26,105	23,599	721
Trade and other payables	14,934,194	9,670,359	295,648
Amounts due to customers and amounts due to banks	944,549	737,361	22,543
Income tax payable	9,558	56,369	1,723
VAT and other taxes payable	138,742	132,509	4,051
Deferred revenue	30,048	24,324	744
Other current liabilities	303	182	6

Total current liabilities	16,083,499	10,644,703	325,437

Total equity and liabilities	18,708,774	13,462,953	411,598

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

QIWI plc.

Interim Condensed Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	June 30, 2012 (Revised)(1)	June 30, 2013	June 30, 2013
	RUB	RUB	USD(2)
Revenue	2,113,447	2,879,462	88,033
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,328,989	1,527,041	46,686
Selling, general and administrative expenses	352,744	601,290	18,383
Depreciation and amortization	33,797	26,791	819

Profit from operations	397,917	724,340	22,145

Impairment of investment in associates	0	(21,540)	(659)
Other income	1,544	2,867	88
Other expenses	(836)	(4,823)	(147)
Change in fair value of derivative financial assets	(328)	0	0
Foreign exchange gain / (loss), net	51,471	4,230	129
Share of loss of associates	(6,344)	(71,205)	(2,177)
Interest income	4,225	4,387	134
Interest expense	(2,062)	(5,608)	(171)

Profit before tax from continuing operations	445,587	632,648	19,342
Income tax expense	(121,077)	(179,255)	(5,480)

Net profit from continuing operations	324,510	453,393	13,861

Discontinued operations
Loss from discontinued operations	(236,040)	0	0

Net profit	88,470	453,393	13,861

Attributable to:
Equity holders of the parent	137,431	460,078	14,066
Non-controlling interests	(48,961)	(6,685)	(204)
Other comprehensive income
Exchange differences on translation of foreign operations	(20,544)	(3,903)	(119)

Total comprehensive income, net of tax attributable to:	67,926	449,490	13,742

Equity holders of the parent	127,576	459,933	14,061
Non-controlling interests	(59,650)	(10,443)	(319)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	2.65	8.84	0.27
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	6.37	8.84	0.27
Diluted, profit attributable to ordinary equity holders of the parent	2.65	8.83	0.27
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	6.37	8.83	0.27

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

QIWI plc.

Interim Condensed Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Six months ended (unaudited)
	June 30, 2012	June 30, 2013	June 30, 2013
	RUB	RUB	USD(1)
Revenue	4,026,575	5,412,158	165,464
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,573,753	3,003,471	91,824
Selling, general and administrative expenses	766,343	1,144,196	34,981
Depreciation and amortization	73,272	52,945	1,619

Profit from operations	613,207	1,211,546	37,040

Impairment of investment in associates	0	(21,540)	(659)
Other income	3,564	13,923	426
Other expenses	(27,288)	(5,921)	(181)
Change in fair value of derivative financial assets	(328)	0	0
Foreign exchange gain / (loss), net	6,580	6,833	209
Share of loss of associates	(7,496)	(78,896)	(2,412)
Interest income	13,089	8,534	261
Interest expense	(2,062)	(11,861)	(363)

Profit before tax from continuing operations	599,266	1,122,618	34,321
Income tax expense	(171,618)	(315,563)	(9,648)

Net profit from continuing operations	427,648	807,055	24,674

Discontinued operations
Loss from discontinued operations	(285,883)	0	0

Net profit	141,765	807,055	24,674

Attributable to:
Equity holders of the parent	216,072	825,412	25,235
Non-controlling interests	(74,307)	(18,357)	(561)
Other comprehensive income
Exchange differences on translation of foreign operations	312	(6,010)	(184)

Total comprehensive income, net of tax attributable to:	142,077	801,045	24,490

Equity holders of the parent	216,541	823,908	25,189
Non-controlling interests	(74,464)	(22,863)	(699)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	4.16	15.87	0.49
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	8.47	15.87	0.49
Diluted, profit attributable to ordinary equity holders of the parent	4.16	15.85	0.48
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	8.47	15.85	0.48

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

QIWI plc.

Interim Condensed Consolidated Cash Flow Statement

(in thousands, except per share data)

	Six months ended (unaudited)
	June 30, 2012 (Revised)(1)	June 30, 2013	June 30, 2013
	RUB	RUB	USD(2)
Cash flows from operating activities
Profit before tax from continuing operations	599,266	1,122,618	34,321
Loss before tax from discontinued operations	(279,429)	—	—
Profit before tax	319,837	1,122,618	34,321

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	81,310	52,945	1,619
Loss on disposal of property and equipment	290	6,314	193
Impairment of fixed, intangible and other assets	—	2,657	81
Impairment of associates	—	21,540	659
Loss recognized on the remeasurement to fair value	167,333	—	—
Foreign exchange loss (gain), net	6,150	824	25
Interest income, net	(90,286)	(177,195)	(5,417)
Bad debt expense, net	58,563	124,850	3,817
Share of loss of associates	15,880	78,896	2,412
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	23,780	—	—
Share-based payments	—	116,041	3,548
Other	(152)	—	—

Operating profit before changes in working capital	582,705	1,349,490	41,257

Decrease in trade and other receivables	461,786	629,935	19,259
(Increase)/decrease in other assets	(1,914)	(66,218)	(2,024)
(Increase)/decrease in inventories	2,168	(1,387)	(42)
Decrease in amounts due to customers and amounts due to banks	(752,985)	(207,188)	(6,334)
Decrease in accounts payable and accruals	(3,983,728)	(5,277,082)	(161,334)
Loans issued from banking operations	(181,567)	136,533	4,174

Cash used in operations	(3,873,535)	(3,435,917)	(105,045)

Interest received	67,052	290,824	8,891
Interest paid	(3,993)	(8,912)	(272)
Income tax paid	(121,801)	(323,063)	(9,877)

Net cash flow used in operating activities	(3,932,277)	(3,477,068)	(106,303)

Cash flows used in investing activities
Purchase of property and equipment	(23,853)	(29,487)	(901)
Proceeds from sale of property and equipment	1,803	—	—
Purchase of intangible assets	(8,645)	(9,584)	(293)
Loans issued	(2,240)	(13,369)	(409)
Repayment of loans issued	8,913	9,421	288
Purchase of debt instruments	(1,109,413)	(1,899,952)	(58,087)
Proceeds from settlement of debt instruments	289,498	1,654,016	50,568
Contribution to investments to associates	(2,116)	—	—
Net cash (outflow) on disposal of subsidiaries	(12,939)	—	—

Net cash flow used in investing activities	(858,992)	(288,955)	(8,834)

Cash flows used in/from financing activities
Proceeds from borrowings	9,019	14,912	456
Repayment of promissory notes issued	(16,297)	—	—
Repayment of borrowings	(1,686)	—	—
Repayment of overdraft facilities, net	(46,540)	—	—
Contributions to subsidiaries from non-controlling shareholders	9,654	—	—
Dividends paid to owners of the Group	(215,696)	(773,719)	(23,655)
Dividends paid to non-controlling shareholders	(908)	(2,098)	(64)
Underwriters’ commission	—	72,835	2,227
Distribution of underwriters’ commission	—	(67,643)	(2,068)

Net cash flow used in financing activities	(262,454)	(755,713)	(23,104)

Effect of exchange rate changes on cash and cash equivalents	6,596	(3,534)	(108)

Net decrease in cash and cash equivalents	(5,047,127)	(4,525,270)	(138,349)
Cash and cash equivalents at the beginning	8,810,441	9,943,160	303,989

Cash and cash equivalents at the end	3,763,314	5,417,890	165,639

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

Non-IFRS Financial Measures

This release presents Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Adjusted Net Revenue, net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Adjusted Net Revenue, and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Three months ended
	June 30, 2012 (Revised)(1)	June 30, 2013	June 30, 2013
	RUB	RUB	USD(2)
Revenue	2,113,447	2,879,462	88,033
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,328,989	1,527,041	46,686
Plus: Compensation to employees and related taxes	180,991	208,838	6,385

Adjusted Net Revenue	965,449	1,561,259	47,732

Segment Adjusted Net Revenue	—	—
Qiwi Distribution	671,296	782,054	23,909
Visa Qiwi Wallet	265,441	755,381	23,094
Other	28,712	23,824	728

Total Adjusted Net Revenue	965,449	1,561,259	47,732

Net Profit	88,470	453,393	13,861
Plus:	—	—
Depreciation and amortization	33,797	26,791	819
Other income	(1,544)	(2,867)	(88)
Other expenses	836	4,823	147
Change in fair value of derivative financial assets	328	—	—
Foreign exchange (loss) gain, net	(51,471)	(4,230)	(129)
Share of loss of associates	6,344	71,205	2,177
Impairment of investment in associates	—	21,540	659
Interest income	(4,225)	(4,387)	(134)
Interest expenses	2,062	5,608	171
Income tax expenses	121,077	179,255	5,480
Corporate costs allocated to discontinued operations	14,373	—	—
Offering expenses	—	50,736	1,551
Share-based payments expenses	—	38,358	1,173
Loss from discontinued operations	236,040	—	—

Adjusted EBITDA	446,087	840,225	25,688

Adjusted EBITDA margin	46.2%	53.8%	53.8%
Net profit	88,470	453,393	13,861
Loss from discontinued operations	236,040	—	—
Corporate costs allocated to discontinued operations	14,373	—	—
Amortization of fair value adjustments	15,747	5,382	165
Offering expenses	—	50,736	1,551
Share-based payments expenses	—	38,358	1,173
Effect of deferred taxation of the above items	(6,024)	(1,076)	(33)

Adjusted Net Profit	348,606	546,793	16,717

Adjusted Net Profit per share:
Basic	6.70	10.52	0.32
Diluted	6.70	10.50	0.32
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,000	52,000
Diluted	52,000	52,072	52,072

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Six months ended
	June 30, 2012 (Revised)(1)	June 30, 2013	June 30, 2013
	RUB	RUB	USD(2)
Revenue	4,026,575	5,412,158	165,464
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,573,753	3,003,471	91,824
Plus: Compensation to employees and related taxes	369,305	436,218	13,336

Adjusted Net Revenue	1,822,127	2,844,905	86,976

Segment Adjusted Net Revenue
Qiwi Distribution	1,260,902	1,539,800	47,076
Visa Qiwi Wallet	501,909	1,260,215	38,528
Other	59,316	44,890	1,372

Total Adjusted Net Revenue	1,822,127	2,844,905	86,976

Net Profit	141,765	807,055	24,674
Plus:
Depreciation and amortization	73,272	52,945	1,619
Other income	(3,564)	(13,923)	(426)
Other expenses	27,288	5,921	181
Change in fair value of derivative financial assets	328	—	—
Foreign exchange (loss) gain, net	(6,580)	(6,833)	(209)
Share of loss of associates	7,496	78,896	2,412
Impairment of investment in associates	—	21,540	659
Interest income	(13,089)	(8,534)	(261)
Interest expenses	2,062	11,861	363
Income tax expenses	171,618	315,563	9,648
Corporate costs allocated to discontinued operations	57,239	—	—
Offering expenses	—	70,359	2,151
Share-based payments expenses	—	116,041	3,548
Loss from discontinued operations	285,883	—	—

Adjusted EBITDA	743,718	1,450,891	44,358

Adjusted EBITDA margin	40.8%	51.0%	51.0%
Net profit	141,765	807,055	24,674
Loss from discontinued operations	285,883	—	—
Corporate costs allocated to discontinued operations	57,239	—	—
Amortization of fair value adjustments	23,980	10,927	334
Offering expenses	—	70,359	2,151
Share-based payments expenses	—	116,041	3,548
Effect of deferred taxation of the above items	(16,244)	(2,185)	(67)

Adjusted Net Profit	492,623	1,002,197	30,640

Adjusted Net Profit per share:
Basic	9.47	19.27	0.59
Diluted	9.47	19.25	0.59
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,000	52,000
Diluted	52,000	52,061	52,061

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

QIWI plc.

Other Operating Data

	Quarters Ended
	June 30, 2012 (Revised)	June 30, 2013	June 30, 2013
	RUB	RUB	USD(1)
Qiwi Distribution
Active kiosks and terminals (units)	169,328	169,481	169,481
Payment volume (billions)	110.9	124.0	3.8
Average net revenue yield	0.61%	0.63%	0.63%
Visa Qiwi Wallet
Active Qiwi Wallet accounts (number at period end), (millions)	9.2	14.1	14.1
Payment volume (billions)	32.6	58.7	1.8
Average volume per Qiwi Wallet account (per quarter)	3,556	4,160	127
Average net revenue yield	0.81%	1.29%	1.29%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7090 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.

In this release, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 32.7090 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2013.